SEC File No. 82-34725

Agricore United

RECEIVED

2007 MAY 31 A 9:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 29, 2007

07023943

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Sirs or Madames: Agricore United

Re: ~~United Grain Growers Limited~~ – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - May 29, 2007 (News Release – Agricore United Announces Completion of Saskatchewan Wheat Pool Offers)

Yours very truly,

L. Robidoux

Lori Robidoux
Vice President,
Corporate Finance & Investor Relations

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

LR/ck

Enclosures

Lori Robidoux - Vice President, Corporate Finance and Investor Relations
CanWest Global Place, 201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba, Canada R3C 3A7
Bus: (204) 944-5656 • Fax: (204) 944-5415 • Email: lrobidoux@agricoreunited.com • www.agricoreunited.com

Agricore United

For Immediate Release

AGRICORE UNITED ANNOUNCES COMPLETION OF SASKATCHEWAN WHEAT POOL OFFERS

WINNIPEG, MANITOBA -- (May 29, 2007) -- Agricore United ("AU") announced today that Saskatchewan Wheat Pool Inc. (the "Pool") has advised that approximately 49.1 million limited voting common shares and approximately 545,193 Series A convertible preferred shares of AU, representing 81.6 percent and 49.4 percent of the outstanding limited voting common shares and preferred shares, respectively, have been validly deposited and taken up by the Pool under its offers to acquire all limited voting common shares and preferred shares of AU. In order to enable AU shareholders to continue to tender their shares to the Pool's offers, the expiry of the offers has been extended by the Pool to 5:00 p.m. (Toronto time) on June 12, 2007.

Pursuant to the Acquisition Agreement entered into between the Pool and AU, AU will hold two special meetings of holders of limited voting common shares on June 13, 2007 to consider the continuance of AU under the Canada Business Corporations Act (CBCA) and a plan of arrangement involving AU and its security holders. The continuance will result in AU becoming subject to all of the provisions of the CBCA, including those provisions providing for the election of all of the directors of AU by holders of limited voting common shares. The arrangement will effect a series of transactions as a result of which each limited voting common share not taken up and paid for under the Pool's offers will be acquired by the Pool for $20.50 in cash, and each Series A convertible preferred share not acquired under the Pool's offers will be redeemed by AU for $24.00 in cash plus accrued and unpaid dividends. As the 75 percent minimum tender condition under the Pool's offers has been satisfied, the Pool will have sufficient voting power to approve the continuance and the arrangement, the latter of which is expected to be completed on or about June 15, 2007. Upon completion of the arrangement, AU will become a wholly-owned subsidiary of the Pool.

In connection with the take up by the Pool under its offers, AU has agreed to issue notices of redemption in respect of all of the outstanding senior secured notes of AU, including notes issued by AU in respect of the Cascadia Terminal in which AU has a 50 percent interest. The aggregate redemption price of the notes, including prepayment penalties, will be funded by the Pool and is expected to be approximately $218 million.

About Agricore United

AU is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. AU uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. AU's limited voting common shares are traded on the Toronto Stock Exchange under the symbol "AU".

FOR FURTHER INFORMATION PLEASE CONTACT:

Agricore United:

Investors:

Georgeson
Toll Free 1-866-598-9684

or

Lori Robidoux
Agricore United
Vice President, Corporate Finance and Investor Relations
(204) 944-5656
Email: lrobidoux@agricoreunited.com

Media:

Radean Carter
Communications Coordinator
(204) 944-2238
Email: rcarter@agricoreunited.com

END